May 6, 2009
Linda Van Doorn, Senior Assistant Chief Accountant,
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	IntercontinentalExchange, Inc. Form 10-K for Fiscal Year Ended December 31, 2008 File No. 001-32671
Dear Ms. Van Doorn:
          We are in receipt of the letter, dated April 23, 2009, to Scott A. Hill, Senior Vice President and Chief Financial Officer of IntercontinentalExchange, Inc. (the “Company”), from the staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing.
          We have reviewed the comments and set forth our responses below. To facilitate the staff’s review, the text of each numbered comment is reproduced in bold immediately preceding our corresponding response. Additionally, the Company has also filed a copy of this letter via EDGAR.
Consolidated Statements of Cash Flows, page 96
1.	The disclosure on page 110 appears to indicate that your restricted cash balances are primarily related to regulatory and other restrictions associated with your clearing operations. Please tell us how your presentation of the change in restricted cash within investing activities complies with SFAS 95.

Response:

The Company’s restricted cash balance relates to cash that has been either restricted by regulatory requirements or as required by specific agreements. As of

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December 31, 2008, the Company had $21.2 million in cash that was restricted by regulatory requirements by the Financial Services Authority, or FSA, in the United Kingdom. This cash was restricted by the FSA in connection with the formation and/or acquisition of ICE Futures Europe, ICE Markets Limited and ICE Clear Europe. As of December 31, 2008, the Company had $100.0 million in cash that was contributed to the ICE Clear Europe Guaranty Fund, which was restricted per ICE Clear Europe’s formation agreements. As of December 31, 2008, the Company also had $15.3 million in cash that was restricted and held in escrow for prior acquisitions. In SEC filings, restricted cash should be disclosed apart from cash and cash equivalents on the face of the balance sheet and should not be included in the cash and cash equivalents total in the statement of cash flows.

We considered whether deposits into restricted cash accounts represented operating, investing or financing activities. For the $136.5 million in restricted cash discussed above, these cash balances became restricted as a result of the formation of a new company or acquisitions. Therefore, we believe these activities are analogous to the activities specified in paragraph 15 of SFAS 95, which defines investing activities as “acquiring of ... property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise (other than materials that are part of the enterprise’s inventory).” Because the restricted cash assets are held by us due to FSA regulations or as part of the ICE Clear Europe clearing house structure, we believe that the cash flows are more appropriately classified as investing activities. The restricted cash held in escrow for prior acquisitions is solely related to the ultimate purchase price of those acquisitions which is generally classified within investing activities.

In considering whether deposits into restricted cash accounts represented a financing activity, the Company considered the definition of financing activities as described by paragraph 18 of SFAS 95. Paragraph 18 of SFAS 95 indicates that financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit. Because the Company’s deposits into restricted cash accounts do not meet the paragraph 18 definition, the Company concluded that classification of these amounts as financing activities would not be appropriate.

In considering whether deposits into restricted cash accounts represented an operating activity, the Company notes one of the principles of SFAS 95 (primarily paragraphs 21 and 90) is that operating activities are generally intended to capture the cash flows of all transactions and other events that enter into the determination of net income. Deposits into and withdrawals from restricted use accounts do not impact net income. The only events that would cause the restricted cash to be used in operations are violations of the regulations, defaulting clearing member events that would impact the Guaranty Fund, or a lifting of the regulations, at which time the cash would be drawn and used. Upon one of these events occuring, the use of the cash would be a source of cash from investing activities and a use of cash in operating activities. If the restrictions ever lapse and the cash is returned, that would be an investing inflow, which would not impact net income or operating cash flow.
Note 2 — Summary of Significant Accounting Policies
Goodwill and Indefinite-Lived Intangible Assets, page 100
2.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please consider disclosing the following in future filings:

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•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable the reader to understand how each of the methods differ.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any change.
Response:

As requested by the staff, in future filings, the Company will consider disclosing the additional information requested above.
Note 10 — Shareholders’ Equity
Restricted Stock Plans, page 118
3.	We note in the second paragraph you disclose your policy for measuring compensation expense for awards with performance and time-based restrictions. We further note in the fourth paragraph that you refer to restricted share awards which are subject to a market condition. Please tell us and disclose in future filings the method used to measure the fair value of the restricted shares subject to a market condition and how you determined the grant date versus the service inception date. Refer to paragraph 19 of SFAS 123R. Additionally, to the extent that the grant and service inception dates differ, describe your policy under paragraph 41 of SFAS 123R. Finally describe your accounting policy in the event that a market condition is not satisfied.

Response:

To determine the fair value of the restricted shares subject to a market condition, the Company utilized a Monte Carlo model to simulate the outcomes of various stock price paths of the Company as compared to price paths of the Dow Jones

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Global Exchanges Index. The grant date and the service inception date were the same date, which was December 16, 2008. The grant date was determined as the date on which the Company and the employees reached a mutual understanding of the key terms and conditions of the awards. This was also the date that employees could benefit from or become adversely affected by subsequent changes in the price of the Company’s shares. The service inception date was the same as the grant date, and represents the date on which the requisite service period begins.

The effect of a market condition is reflected in the grant-date fair value of the award. Compensation cost is recognized regardless of when, if ever, the market condition is satisfied provided that the requisite service period is rendered. Therefore, if a market condition is not satisfied, compensation cost is not affected since the grant-date fair value gave consideration to the probability of the market condition not being achieved.

As requested by the staff, in future filings, the Company proposes to provide disclosure substantially similar to the following:
     In December 2008, the Company reserved a maximum of 465,895 restricted shares for potential issuance as performance-based restricted shares for certain Company employees. These restricted shares are also subject to a market condition that may reduce the number of shares that are issued if the 2009 Company total shareholder return falls below that of the 2009 return of the Dow Jones Global Exchanges Index. The number of shares issued will be reduced by either 10% or 20% if the 2009 Company total shareholder return is below the 2009 return of the Dow Jones Global Exchange Index. The Company used a Monte Carlo simulation model to determine the grant date fair value of these awards. The grant date was December 16, 2008, which was the date when the Company and the employees reached a mutual understanding of award terms, and it is also the service inception date, which is the date when the requisite service period began. These shares vest over a three-year period based on the Company’s financial performance targets set by the Company’s compensation committee for the year ending December 31, 2009. The compensation expenses to be recognized under these performance-based restricted shares are expected to be $6.0 million if the Threshold Performance Target is met and 93,179 shares vest, $12.0 million if the Target Performance Target is met and 186,358 shares vest, $20.9 million if the Above Target Performance Target is met and 326,127

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shares vest, and $29.9 million if the Maximum Performance Target is met and 465,895 shares vest. Shares to be issued will be prorated on a straight-line basis between performance level targets. The Company will recognize expense on an accelerated basis over the three-year vesting period based on the Company’s quarterly assessment of the probable 2009 actual performance as compared to the 2009 financial performance targets. If the market condition is not achieved, compensation cost will not be affected since the grant date fair value of the award gave consideration to the probability of market condition achievement.
* * * *
     In connection with our response to the staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions about the foregoing, or if you would like to discuss further any of the matters raised in this response letter, please contact the undersigned at (770) 738-2106 or Dean Mathison, Vice President and Controller, at (770) 738-2114.
Sincerely,
Andrew J. Surdykowski
Vice President, Associate General
Counsel

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cc:	Jaime John
(Securities and Exchange Commission)

Scott A. Hill
Johnathan H. Short
(IntercontinentalExchange, Inc.)

Catherine M. Clarkin
(Sullivan & Cromwell LLP)